EXHIBIT 21.1

SUBSIDIARIES OF FINLAY ENTERPRISES, INC.	JURISDICTION

Finlay Fine Jewelry Corporation	Delaware
Finlay Jewelry, Inc.	Delaware
Finlay Merchandising & Buying, Inc.	Delaware
Sonab Holdings, Inc.	Delaware
Sonab International, Inc.	Delaware
eFinlay, Inc.	Delaware
Carlyle & Co. Jewelers LLC	Delaware
Park Promenade, LLC	Florida
L. Congress, Inc.	Florida